

June 14, 2021

Burton Goldfield
Chief Executive Officer
TriNet Group, Inc.
One Park Place, Suite 600
Dublin, CA 94568

      Re: TriNet Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Response Dated May 20, 2021
          File No. 001-36373

Dear Mr. Goldfield:

      We have reviewed your May 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 34

1.   We read your response to comment 1 and your proposed presentation of Net Service Margin and Net Insurance Services Margin. Your definitions exclude the Cost of Providing Services line item, which you describe as costs that are controllable. Please tell us in more detail about the nature of these costs, how they differ from your variable costs of service and why presenting these margins is appropriate without them.

2.   We read your response to comment 2. By including Net Service Margin as the denominator in the calculation of Adjusted EBITDA margin, you are effectively presenting Net Service Margin as a substitute for GAAP revenue. However, your

response to comment 1 indicates that you are presenting Net Service Margin and Net Insurance Services Margin as types of gross profit, more akin to contribution-type measures, rather than as substitutes for GAAP revenue. As such, please revise to exclude any ratio utilizing Net Service Margin as the denominator.

 You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services